SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F	x	Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

Alcon, Inc. issued the following News Release on February 19, 2003.

For immediate release

Alcon Reports Strong Fourth Quarter and Full Year 2002 Results
  Fourth Quarter Global Sales Increased 11.7%
  Fourth Quarter Net Earnings Rose 49.1%

HUNENBERG, Switzerland, February 19, 2003, Alcon, Inc. (NYSE: ACL) reported global sales of $749.2 million for the fourth quarter of 2002, an increase of 11.7 percent over sales in the fourth quarter of 2001, or 11.1 percent excluding the impact of foreign exchange fluctuations. Net earnings for the fourth quarter of 2002 increased 49.1 percent to $85.0 million, or $0.26 per share on a diluted basis, compared to $57.0 million, or $0.19 per share, for the fourth quarter of 2001.

Adjusting net earnings in 2001 to eliminate the effect of goodwill amortization and adjusting both years for certain non-recurring charges, Alcon's pro-forma net earnings would have increased 39.1 percent. Alcon's pro-forma net earnings for the fourth quarter of 2002 would have been $101.7 million, or $0.33 per share. Pro-forma net earnings for the fourth quarter of 2001 would have been $73.1 million or $0.24 per share. For a more detailed explanation of the adjustments and non-recurring items, see the "Impact of Change in Accounting Standard and Non-Recurring Charges" section of this press release.

For the full year 2002, Alcon reported global sales of $3,009.1 million, an increase of 9.5 percent over sales of $2,747.7 million for the full year 2001, or 10.0 percent excluding the impact of foreign exchange fluctuations. Net earnings for the full year 2002 increased 47.9 percent to $466.9 million, or $1.53 per share on a diluted basis, compared to $315.6 million, or $1.05 per share, for the full year 2001.

Adjusting net earnings in 2001 for the impact of goodwill amortization and adjusting both years for certain non-recurring charges, Alcon's pro-forma net earnings would have increased 35.0 percent for 2002. Alcon's pro-forma net earnings would have been $488.7 million for the full year 2002, or $1.62 per share on a diluted basis. Pro-forma net earnings would have been $361.9 million for the full year 2001, or $1.21 per share. For a more detailed explanation of the adjustments and non-recurring items, see the "Impact of Change in Accounting Standard and Non-Recurring Charges" section of this press release.

Gross profit for the fourth quarter of 2002 was $515.9 million, or 68.9 percent of sales, compared to $471.8 million, or 70.4 percent of sales, in the prior year period. For the full year 2002, gross profit was $2,116.4 million, or 70.3 percent of sales, compared to $1,949.4 million, or 70.9 percent of sales for the full year 2001. Inventory and equipment write-offs associated with the SKBM® microkeratome recall had an adverse impact on gross profit margins in the full year and fourth quarter of 2002. Please see the "Impact of Change in Accounting Standard and Non-Recurring Charges" section of this press release for further discussion of this factor. Other factors negatively affecting gross profit margin for the full year 2002 included foreign exchange fluctuations, product mix within business segments and the one-time charge related to changes made to a deferred compensation plan.

Selling, General and Administrative expenses were $276.9 million, or 37.0 percent of sales, for the fourth quarter of 2002, compared to $238.6 million, or 35.6 percent of sales, for the fourth quarter of 2001. The main factors that caused SG&A as a percent of sales to rise in the fourth quarter of 2002 were customer refunds and other costs associated with the SKBM® microkeratome recall, the continued expansion of the U.S. pharmaceutical sales force and payments for the termination of certain agreements related to surgical products. For the full year 2002, SG&A expenses were $1,014.7 million, or 33.7 percent of sales, versus $953.7 million, or 34.7 percent of sales, for 2001. The reduction of SG&A as a percent of sales for the full year 2002 would have been greater except for the aforementioned fourth quarter factors and a one-time charge related to changes made to a deferred compensation plan.

Research and development expenses were $96.1 million in the fourth quarter of 2002, a 19.1 percent increase over $80.7 million for the fourth quarter of 2001. For the full year 2002, R&D expenses were $323.5 million, an 11.6 percent increase over $289.8 million for the full year 2001. R&D expenses increased as a result of higher costs and funding of ongoing and new research projects and clinical studies, especially those in the area of age-related macular degeneration.

Alcon's effective tax rate was 23.7 percent in the fourth quarter of 2002, compared to 38.6 percent in the fourth quarter of 2001. For the full year 2002, the effective tax rate was 31.1 percent, compared to 38.6 percent in 2001. The decline in the effective tax rate for the fourth quarter of 2002 compared to the fourth quarter of 2001 reflects the required adjustment to fourth quarter tax expense to bring the prior estimate of full year tax expense into line with full year actual income tax expense. The decline in the full year effective tax rate was attributable mainly to the accounting change eliminating goodwill amortization in 2002, a more favorable mix of income earned in the company's various taxing jurisdictions and settlements of several tax audits.

Tim Sear, Chairman, President and Chief Executive Officer of Alcon, commented, "We are pleased to report strong fourth quarter and full year results that exceeded both top and bottom line consensus expectations. Our solid performance across our three business segments reflects our ability to capitalize on our leadership position in ophthalmology to expand sales and introduce new products. We set challenging objectives for ourselves when we initiated our IPO, and the combined efforts of all our people around the world have allowed us to exceed them and bring value to our shareholders."

Mr. Sear continued, "We stand at a point in time where our pipeline of new products has rarely been richer, and we look forward to the success of several of these products in 2003 and many more in the years to come. During the fourth quarter of 2002 we again expanded our pharmaceutical sales force to support the continued growth of Travatan® and in preparation for the launch of three new pharmaceutical products in 2003."

For the full year 2003, the company expects sales to range between $3,270 and $3,300 million and diluted earnings per share to range between $1.82 and $1.85.

Alcon's board of directors will submit to shareholders at the company's Annual General Meeting, to be held on May 20, 2003 at the Congress Center Metalli Zug, Parkhotel Zug, Zug, Switzerland, a proposal to pay a dividend equal to 0.45 Swiss francs per share. This dividend, if approved by shareholders, is expected to be paid on June 4, 2003. At the US$/Swiss franc exchange rate in effect on February 18, 2003, this would represent a dividend payout ratio of approximately 22 percent of 2002 consolidated net earnings.

Pharmaceutical Product Line

Fourth quarter 2002 pharmaceutical sales totaled $248.2 million, a 20.0 percent increase over pharmaceutical sales of $206.9 million in the fourth quarter of 2001, or 21.1 percent excluding the impact of foreign exchange fluctuations. For the full year 2002, pharmaceutical sales totaled $1,089.5 million, a 17.4 percent increase over pharmaceutical sales of $927.8 million in 2001, or 18.6 percent excluding the impact of foreign exchange fluctuations.

Total sales of glaucoma products in the fourth quarter of 2002 rose to $92.5 million, 26.2 percent over the fourth quarter of 2001. Sales of Travatan® ophthalmic solution were $22.5 million for the fourth quarter of 2002, compared to $6.6 million for the fourth quarter of 2001. Fourth quarter 2002 sales of all other glaucoma products, including Betoptic S® ophthalmic suspension, Azopt® ophthalmic suspension and timolol GFS were $70.0 million, 4.9 percent above the fourth quarter of 2001. Travatan® sales for the full year 2002 were $70.9 million, compared to $15.8 million for the full year 2001, which was the year it was launched. Sales of all other glaucoma products were $278.7 million for the full year 2002, a 7.1 percent increase over the full year 2001.

Sales of ocular anti-infective and combination ocular anti-infective/anti-inflammatory therapies grew 18.4 percent to $101.7 million in the fourth quarter of 2002 compared to the prior year period. For the fourth quarter of 2002, sales of Ciloxan® ophthalmic solution grew 30.1 percent to $28.1 million, while sales of TobraDex® ophthalmic suspension and ointment increased 20.2 percent to $49.3 million, both compared to the fourth quarter of 2001. Ciloxan and TobraDex sales for the full year 2002 were $105.8 million and $195.1 million, respectively, representing a 19.8 percent increase for Ciloxan and a 10.9 percent increase for TobraDex, both compared to the full year 2001.

In the allergy sector, sales of Patanol® ophthalmic solution grew to $33.4 million in the fourth quarter of 2002, a 32.5 percent increase over sales for the fourth quarter of 2001. For the full year 2002, Patanol sales were $198.3 million, an increase of 28.3 percent over sales for the full year 2001. This growth reflects the increasing adoption of topical medications to treat ocular allergies and the expansion of Patanol'smarket-leading position in the U.S. in that sector. These factors were also augmented by more severe spring and fall allergy seasons in the United States in 2002 compared to 2001.

Surgical Product Line

Fourth quarter 2002 surgical sales totaled $385.2 million, an 8.3 percent increase over surgical sales of $355.8 million in the fourth quarter of 2001, or 6.2 percent excluding the impact of foreign exchange fluctuations. Surgical sales for the full year 2002 were $1,438.5 million, 6.0 percent above the surgical sales for the full year 2001, or 5.8 percent excluding the impact of foreign exchange fluctuations. Excluding the refractive business, surgical sales would have risen 10.1 percent in the fourth quarter of 2002 and 7.6 percent for the full year 2002, both compared to the respective similar periods in 2001.

Fourth quarter sales of intraocular lenses were $118.3 million, an 8.3 percent increase over intraocular lens sales for the fourth quarter of 2001. Sales of intraocular lenses for the full year 2002 were $437.7 million, 8.0 percent ahead of intraocular lens sales for the full year 2001. Cataract and vitrectomy equipment and related disposable products had sales of $92.5 million in the fourth quarter of 2002, 15.2 percent above sales of these products in the fourth quarter of 2001. Viscoelastic sales totaled $45.8 million in the fourth quarter of 2002, a 5.3 percent increase over viscoelastic sales in the fourth quarter of 2001. Sales of cataract and vitrectomy equipment and related disposable products for the full year 2002 totaled $341.5 million, a 9.2 percent increase over the full year 2001. Viscoelastic sales of $169.9 million for the full year 2002 grew 6.9 percent compared to the full year 2001.

Refractive revenues were $13.2 million for the fourth quarter of 2002, 26.3 percent below refractive revenues of $17.9 million for the fourth quarter of 2001. For the full year 2002, refractive revenues were $60.6 million compared to $76.6 million for the full year 2001, a decline of 20.9 percent. The refractive surgery market continues to be adversely impacted by global economic conditions and weak consumer confidence, which have reduced demand for refractive surgery.

Consumer Eye Care

Fourth quarter 2002 consumer eye care sales were $115.8 million, a 7.3 percent increase over fourth quarter 2001 sales of $107.9 million, or 7.8 percent excluding the impact of foreign exchange fluctuations. Consumer eye care sales for the full year 2002 reached $481.1 million, a 4.1 percent increase over $462.2 million for 2001, or 5.1 percent excluding the impact of foreign exchange fluctuations.

Sales of products in the Opti-Free® multi-action solution line increased 8.6 percent in the fourth quarter of 2002 to $65.5 million compared to the fourth quarter of 2001. This increase came from growth in the franchise outside the United States. Opti-Free solution sales of $264.5 million for the full year 2002 reflected an increase of 5.4 percent over Opti-Free sales for the full year 2001. In January 2003, the company commenced a consumer advertising program for Opti-Free® Express® Multi-Purpose Disinfecting Solution NO RUB Lasting Comfort FormulaTM, which received clearance from the U.S. Food and Drug Administration ("FDA") for a specific labeling indication that it delivered lasting comfort throughout the day. It also received FDA approval for its use with silicone hydrogel lenses. The company launched its new artificial tear product, SystaneTM, in the United States in February, 2003. Systane has been clinically proven to reduce both the signs and symptoms of dry eye better than the leading artificial tear product in the U.S. today.

Other Selected Financial Information

On December 31, 2002, Alcon reported cash and cash equivalents of $967.9 million, total debt of $1,876.7 million and consolidated shareholders; equity of $974.3 million. The net debt balance (total debt minus cash and cash equivalents) declined $109.7 million during the fourth quarter of 2002 to $908.8 million, improving the net debt-to-total capital ratio to 48 percent at December 31, 2002 from 55 percent at the end of the previous quarter.

Impact of Change in Accounting Standard and Non-Recurring Charges

Beginning in 2002, Alcon adopted Statement of Financial Accounting Standards #142, "Goodwill and Other Intangible Assets." If Statement #142 had been in effect in 2001, pre-tax intangible amortization would have been $10.6 million less than reported in the fourth quarter and $42.5 million less in 2002.

The fourth quarter of 2001 included a one-time impairment loss of $9.1 million, which was included in other non-operating expenses. This impairment loss related to common shares of LCA Vision that Alcon acquired in the acquisition of Summit Autonomous, Inc. These shares were subsequently sold during the first quarter of 2002.

During the second quarter of 2002, Alcon used $2.19 billion of the proceeds of its initial public offering to complete the planned redemption of preferred shares held by Nestlé S.A. (NESZn.VX) Prior to this redemption Alcon had the temporary use of these funds, which it used to reduce short term debt and make short term investments. The temporary use of these funds increased pre-tax earnings by an estimated $9.5 million in 2002.

Upon completion of the initial public offering and as part of the creation of a new incentive stock option plan, Alcon changed the terms and conditions of an existing deferred compensation plan, called the Alcon Phantom Stock Plan. These changes allowed employees to convert on a voluntary basis their Phantom Stock Units to restricted shares. Approximately 2.2 million restricted shares were issued for conversion at the IPO price of $33.00 per share. Alcon incurred a one-time pre-tax charge of $22.6 million in the first quarter of 2002 related to the implementation of the changes necessary to allow conversion of Phantom Stock Units into restricted shares. This charge included the acceleration of certain expenses that would have been incurred in the second, third and fourth quarters of 2002 equal to approximately $2 million per quarter, resulting in a 2002 net charge of $16.6 million. The 2002 charge increased expenses as follows: $2.5 million in cost of goods sold, $9.3 million in SG&A expenses and $4.8 million in research and development expenses.

During the fourth quarter of 2002 Alcon initiated a voluntary recall and termination of the SKBM® microkeratome product line, which it obtained as part of its acquisition of Summit Autonomous, Inc. in 2000. The recall and termination resulted in a total one-time, pre-tax cost of $25.9 million, with $5.9 million charged to cost of goods sold, $14.1 million to SG&A expenses and $5.9 million to intangible amortization. Sales of the SKBM® microkeratome were only $3 million, or approximately one-tenth of one percent of total 2002 sales.

In November of 2002, Alcon completed a restructuring of its U.S. holding company, Alcon Holdings, Inc. (AHI). Alcon sold to third party financial investors 20,000 AHI preferred shares, which AHI redeemed on November 26, 2002. Although this sale and redemption did not have a negative impact on net earnings, $3.9 million for preferred share dividends and accretion of the related discount reduced earnings available to common shareholders.

A summary of the impact of these adjustments on net earnings and earnings per share is provided below.

ALCON, INC. AND SUBSIDIARIES

Actual to Adjusted Reconciliation

(in millions, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2002	2001	2002	2001

Net earnings, as reported	$85.0	$57.0	$466.9	$315.6

One time expenses:
2002 expense for changes to
employee deferred
compensation plan	(2.0)	--	16.6	--
2002 estimated impact of IPO
proceeds on net interest
expense	--	--	(9.5)	--
2002 expense for SKBM® recall	25.9	--	25.9	--
2001 impairment loss on a
marketable equity investment	--	9.1	--	9.1
Add back 2001 goodwill
amortization for 2002 change
in accounting method under
FASB Statement 142	--	10.6	--	42.5

Income tax effects of above items	(7.2)	(3.6)	(11.2)	(5.3)

Pro-forma adjusted net earnings	$101.7	$73.1	$488.7	$361.9

Diluted earnings per share, as reported	$0.26	$0.19	$1.53	$1.05

One time expenses:
2002 expense for changes to
employee deferred
compensation plan	(0.01)	--	0.06	--
2002 estimated impact of IPO
proceeds on net interest
expense	--	--	(0.03)	--
2002 expense for SKBM® recall	0.09		0.09
2001 impairment loss on a
marketable equity investment		0.03		0.03
Add back 2001 goodwill
amortization for 2002
change in accounting method
under FASB Statement 142	--	0.03	--	0.14
Income tax effects of above items	(0.02)	(0.01)	(0.04)	(0.01)
Additional impact to EPS due to AHI
preferred stock transaction	0.01	--	0.01	--

Pro-forma adjusted diluted earnings per share	$0.33	$0.24	$1.62	$1.21

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2002	2001	2002	2001

Sales	$749.2	$670.6	$3,009.1	$2,747.7
Cost of goods sold	233.3	198.8	892.7	798.3

Gross profit	515.9	471.8	2,116.4	1,949.4

Selling, general and administrative	276.9	238.6	1,014.7	953.7
Research and development	96.1	80.7	323.5	289.8
Amortization of intangibles	23.6	29.0	74.5	117.0

Operating income	119.3	123.5	703.7	588.9

Other income (expense):
Gain (loss) from foreign	0.1	(3.8)	4.2	(4.8)
currency, net
Interest income	3.6	4.2	22.2	46.6
Interest expense	(11.6)	(22.0)	(53.8)	(107.7)
Other	--	(9.1)	1.2	(9.1)

Earnings before income	111.4	92.8	677.5	513.9
taxes

Income taxes	26.4	35.8	210.6	198.3

Net earnings	$85.0	$57.0	$466.9	$315.6

Basic earnings per common share	$0.26	$0.19	$1.54	$1.05

Diluted earnings per common share	$0.26	$0.19	$1.53	$1.05

Basic weighted average common shares	307,683,243	300,000,000	301,482,834	300,000,000
Diluted weighted average common shares	309,442,415	300,000,000	302,511,780	300,000,000

ALCON, INC. AND SUBSIDIARIES

Global Sales

	Three months ended December 31,		Twelve months ended December 31,
(USD in millions)	2002	2001	2002	2001

Tobradex®	$49.3	$41.0	$195.1	$176.0
Ciloxan®	28.1	21.6	105.8	88.3
Other	24.3	23.3	105.3	100.9
Total Anti-infectives/Combinations	101.7	85.9	406.2	365.2

Travatan®	22.5	6.6	70.9	15.8
Other	70.0	66.7	278.7	260.3
Total Glaucoma	92.5	73.3	349.6	276.1

PATANOL®	33.4	25.2	198.3	154.5
Other	4.2	4.3	24.7	26.6
Total Allergy	37.6	29.5	223.0	181.1

Cipro* HC Otic	12.7	10.3	85.8	60.8
Other	0.3	0.2	2.5	7.4
Total Otic	13.0	10.5	88.3	68.2

Other Pharmaceuticals	3.4	7.7	22.4	37.2

TOTAL PHARMACEUTICALS	248.2	206.9	1,089.5	927.8

IOLs	118.3	109.2	437.7	405.4
Viscoelastics	45.8	43.5	169.9	159.0
Cataract/Vitrectomy Products	92.5	80.3	341.5	312.8
Refractive Products	13.2	17.9	60.6	76.6
Other Surgical Products	115.4	104.9	428.8	403.9

TOTAL SURGICAL	385.2	355.8	1,438.5	1,357.7

Opti-Free® Solutions	65.5	60.3	264.5	250.9
Artificial Tears	23.9	22.3	99.2	96.5
Other Consumer Eye Care Products	26.4	25.3	117.4	114.8

TOTAL CONSUMER EYE CARE	115.8	107.9	481.1	462.2

TOTAL SALES	$749.2	$670.6	$3,009.1	$2,747.7

*Cipro is a registered trademark of Bayer AG. Licensed by Bayer AG.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (unaudited)

(USD in millions)
	December 31,
Assets	2002	2001

Current assets:
Cash and cash equivalents	$ 967.9	$ 1,140.5
Investments	66.3	61.9
Trade receivables, net	547.5	492.0
Inventories	412.3	379.5
Deferred income tax assets	128.7	128.8
Other current assets	88.2	48.5

Total current assets	2,210.9	2,251.2
Property, plant and equipment, net	679.1	643.8
Intangible assets, net	392.8	467.0
Goodwill	549.8	541.2
Long term deferred income tax assets	90.1	116.7
Other assets	47.1	50.9

Total assets	$ 3,969.8	$ 4,070.8

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$ 117.0	$ 108.6
Short term borrowings	1,772.8	805.5
Current maturities of long term debt	23.1	29.4
Other current liabilities	659.4	667.1

Total current liabilities	2,572.3	1,610.6

Long term debt, net of current maturities	80.8	697.4
Long term deferred income tax liabilities	85.8	104.0
Other long term liabilities	256.6	269.2

Total shareholders' equity	974.3	1,389.6

Total liabilities and shareholders' equity	$ 3,969.8	$ 4,070.8

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

# # #

19FEB2003

For information, contact:

Doug MacHatton (Investor Relations)

800-400-8599

News media and other inquiries: Mary Dulle (Public Relations)

817-551-8058

www.alconinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	February 20, 2003	By	/s/ Guido Koller
Name: Guido Koller
Title: Senior Vice-President

Date	February 20, 2003	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact